Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Edgewise Therapeutics, Inc.

3415 Colorado Ave.

Boulder, CO 80303

Attention: John Moore, General Counsel

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

March 8, 2021

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Tracey Houser Kevin Vaughn Courtney Lindsay Celeste Murphy

RE:	Edgewise Therapeutics, Inc.
Registration Statement on Form S-1
CIK No. 0001710072

Ladies and Gentlemen:

On behalf of our client, Edgewise Therapeutics, Inc. (the “Company”), we submit this letter in response to Comment 11 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on December 18, 2020, subsequently confidentially submitted in draft form to the Commission on January 22, 2021 and March 1, 2021, and filed via EDGAR on March 5, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

austin	beijing	boston	brussels	hong kong	london	los angeles	new york

palo alto	san diego	san francisco	seattle	shanghai	washington, dc	wilmington, de

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in bold italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, page 91

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock and conversion prices of preferred stock on issuances leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s preclinical studies and clinical trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and SVB Leerink LLC (the “Lead Underwriters”), including discussions that took place between March 4, 2021 and March 5, 2021 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions. Prior to March 4, 2021, the Lead Underwriters had not provided the Company with any specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

The Company will include a narrower bona fide price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Price Range (after giving effect to a reverse stock split prior to commencement of the road show). The parameters of the bona fide price range to be included in the Registration Statement at the time of the commencement of the Company’s road show will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

The following table sets forth the valuation reports prepared for the Company by independent third-party valuation specialists since August 31, 2019:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
August 31, 2019	$0.34	Hybrid (OPM/PWERM)
August 11, 2020	$0.38	Hybrid (OPM/PWERM)
December 3, 2020	$1.02	Hybrid (OPM/PWERM)

These estimated fair values per share of common stock were determined by the Company’s board of directors after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the lack of an active market for the Company’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and equity grant since August 31, 2019, along with a comparison of the estimated fair value per share of the Company’s common stock to the Midpoint Price.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

The following table sets forth all equity awards made by the Company since August 31, 2019:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
November 15, 2019	Options	2,022,614	$0.34	$0.34
June 12, 2020	Options	783,458	$0.34	$0.34
September 2, 2020	Options	2,496,530	$0.38	$0.38
September 22, 2020	Options	545,557	$0.38	$0.38
December 16, 2020	Options	4,519,943	$1.02	$1.02
February 3, 2021	Options	40,274	$1.02	$1.02
February 4, 2021	Options	125,856	$1.02	$1.02

August 31, 2019 Valuation

In preparing the August 31, 2019 valuation, the Company determined the value of its common stock using the hybrid method (the “Hybrid Method”) which is a combination of the option pricing method (“OPM”), which uses option theory to value the various classes of a company’s securities in light of their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class, and the probability weighted expected return method (“PWERM”), estimating the probability-weighted value across multiple scenarios. The resulting estimated fair value of the Company’s common stock was $0.34 per share on a minority, non-marketable basis.

The first step in the valuation analysis involved the estimation of the fair value of the total shareholders’ equity of the Company. Such valuation referenced the Company’s Series B-1 convertible preferred stock financing that closed in August 2019 in which the Company issued 14.9 million shares of its Series B-1 convertible preferred stock at $1.68 per share for aggregate gross proceeds of $25.1 million. Utilizing the price paid for the Series B-1 preferred stock, the estimated total shareholders’ equity value of the Company on a marketable, minority basis was $[*] million.

The Company then employed a Black-Scholes option pricing model to value the various share classes using two probability-weighted scenarios projected for the Company: (i) an M&A exit and (ii) an initial public offering (“IPO”) exit, each weighted at 50%. The key assumptions which applied to the calculation for both an M&A exit and an IPO exit were as follows:

•	an estimated 1.92-year time period to reach a liquidity event;

•	a risk-free interest rate of 1.52% based on published yields on U.S. Treasury notes; and

•	estimated total shareholders’ equity volatility of 58.8% based on the estimated stock price volatility of a per group of comparable public companies over a similar term.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

The assumption unique to the M&A exit and IPO exit was the value at which options would receive any return. Once the option values were calculated, the incremental value of each option was allocated to the various share classes based on their claim on entity value at each value level. A discount for lack of marketability (“DLOM”) of 27.0% was then applied to both the M&A exit and IPO exit scenarios to account for the lack of an active trading market in the Company’s securities. The DLOM used reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

November 15, 2019 and June 12, 2020 grants

At November 15, 2019 and June 12, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.34 per share in consideration of the valuation analysis as of August 31, 2019 and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company and the fact that the Company had not initiated any clinical trials; uncertainty relating to the development of the Company’s programs, including the Company’s most advanced program, EDG-5506; uncertainty as to the response from the U.S. Federal Drug Administration (“FDA”) regarding the Company’s investigational new drug application (“IND”) filing to commence a Phase 1 clinical trial of EDG-5506; uncertainty as to the progress, if any, of the Company’s other programs, none of which had reached the IND-enabling preclinical stage; uncertainty relating to the results of the Company’s planned future clinical trials; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and the current state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the COVID-19 pandemic and the then-upcoming U.S. presidential election on the economy and U.S. capital markets, including continued economic uncertainty and market volatility. In particular, the Board considered the slowdown in IPOs that were occurring as a result of the impacts of the COVID-19 pandemic during the first half of 2020. A handful of biotechnology companies were able to complete their IPOs in the beginning of 2020 using remote and virtual, often condensed, roadshows, but overall IPO market activity for new issues was significantly down compared to prior periods and the capital markets were exhibiting volatility related to the uncertainty of the COVID-19 pandemic. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the August 31, 2019 valuation date and November 15, 2019 and June 12, 2020 grant dates that were not already reflected in the August 31, 2019 valuation.

August 11, 2020 Valuation

In preparing the August 11, 2020 valuation, the Company again determined the value of its common stock using the Hybrid Method. The resulting estimated fair value of the Company’s common stock was $0.38 per share on a minority, non-marketable basis.

The key drivers in the increased price compared to the August 31, 2019 valuation included the following:

•	the closing of the Company’s Series B-2 convertible preferred stock financing in August 2020 at a price per share of $2.03 for aggregate gross proceeds of $25.1 million. All of the Company’s Series B-1 investors participated in the financing; and

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

•	progress of the Company’s research and development programs.

The first step in the valuation analysis involved the estimation of the fair value of the total shareholders’ equity of the Company. Such valuation referenced the Company’s Series B-2 convertible preferred stock financing that closed in August 2020 in which the Company issued 12.4 million shares of its Series B-2 convertible preferred stock priced at $2.03 per share. Utilizing the price paid for the Series B-2 convertible preferred stock, the estimated total shareholders’ equity value of the Company on a marketable, minority basis was $[*] million.

The Company then employed a Black-Scholes option pricing model to value the various share classes using two probability-weighted scenarios projected for the Company: (i) an M&A exit and (ii) an IPO exit, each weighted at 50%. The key assumptions were as follows:

•	an estimated 2.0-year time period to reach a liquidity event for the M&A exit and 1.0-year time period to reach a liquidity event for the IPO exit;

•	a risk-free interest rate of 0.16% for the M&A exit and 0.15% for the IPO exit, each based on published yields on U.S. Treasury notes; and

•	estimated total shareholders’ equity volatility of 62.8% for the M&A exit and 66.4% for the IPO exit based on the estimated stock price volatility of a per group of comparable public companies over a similar term.

The assumption unique to the M&A exit and IPO exit was the value at which options would receive any return. Once the option values were calculated, the incremental value of each option were allocated to the various share classes based on their claim on entity value at each value level. A DLOM of 27.0% was then applied for both the M&A exit and IPO exit scenarios to account for the lack of an active trading market in the Company’s securities. The DLOM used reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

September 2, 2020 and September 22, 2020 grants

At September 2, 2020 and September 22, 2020, the Board determined that the estimated fair value of the Company’s common stock was $0.38 per share in consideration of the valuation analysis as of August 11, 2020, and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company and the fact that the Company had not initiated any clinical trials; uncertainty as to when the Company would commence its Phase 1 clinical trial of its lead product candidate, EDG-5506, given COVID-19 related issues delayed the planned August 2020 initiation of such trial; uncertainty as to the progress, if any, of the Company’s other programs, none of which had reached the IND-enabling preclinical stage; uncertainty relating to the results of the Company’s planned future clinical trials; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and the current state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the continuing COVID-19 pandemic and the impending U.S. presidential election on the economy and U.S. capital markets, including continued economic uncertainty and market volatility. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the August 11, 2020 valuation date and September 2, 2020 and September 22, 2020 grant dates that were not already reflected in the August 11, 2020 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

December 3, 2020 Valuation

In preparing the December 3, 2020 valuation, the Company again determined the value of its common stock using the Hybrid Method. The resulting estimated fair value of the Company’s common stock was $1.02 per share on a minority, non-marketable basis.

The key drivers in the increased price compared to the August 11, 2020 valuation included the following:

•	the closing of the Company’s Series C convertible preferred stock financing in December 2020 at a price per share of $3.87 for aggregate gross proceeds of $95.0 million, which price per share represented a 91% step-up from the Series B-2 convertible preferred stock financing in August 2020. The Series C convertible preferred stock financing was led by a new investor, with the Company’s existing investors also participating in the financing;

•	the Company’s initiation of its first Phase 1 clinical trial to assess the safety, tolerability and pharmacokinetics of its lead product candidate, EDG-5506, in October 2020;

•	progress of the Company’s research programs; and

•	the Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters on November 18, 2020, and the planned submission of a confidential draft registration statement on Form S-1 to the Commission in December 2020.

The first step in the valuation analysis involved the estimation of the fair value of the total shareholders’ equity of the Company. Such valuation referenced on the Company’s Series C convertible preferred stock financing that closed in December 2020 in which the Company issued 24.5 million shares of its Series C convertible preferred stock at $3.87 per share. Utilizing the price paid for the Series C preferred shares, the estimated total shareholders’ equity value of the Company on a marketable, minority basis for the Non-IPO Exit Scenario and IPO exit was $[*] million and $[*] million, respectively.

The Company then employed a Black-Scholes option pricing model to value various share classes using two probability-weighted scenarios projected for the Company: (i) a merger/acquisition/liquidation (“Non-IPO Exit Scenario”), weighted at 60% and (ii) an IPO exit, weighted at 40%. The key assumptions were as follows:

•	an estimated 2.0-year time period to reach a liquidity event for the Non-IPO Exit Scenario and 0.58-year time period to reach a liquidity event for the IPO scenario;

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

•	a risk-free interest rate of 0.16% for the Non-IPO Exit Scenario and 0.09% for the IPO scenario, each based on published yields on U.S. Treasury notes; and

•	estimated total shareholders’ equity volatility of 61.3% for the Non-IPO Exit Scenario and 62.1% for the IPO scenario based on the estimated stock price volatility of a per group of comparable public companies over a similar term.

The assumption unique to the Non-IPO Exit Scenario and IPO exit scenario was the value at which options would receive any return. Once the option values were calculated, the incremental value of each option were allocated to the various share classes based on their claim on entity value at each value level. A DLOM of 25.0% and 11.0% was then applied to account for the lack of an active trading market in the Company’s securities for the Non-IPO Exit Scenario and IPO scenario, respectively. The DLOMs used for the Non-IPO Exit Scenario and IPO scenario reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

December 16, 2020, February 3, 2021 and February 4, 2021 grants

At December 16, 2020, February 3, 2021 and February 4, 2021, the Board determined that the estimated fair value of the Company’s common stock was $1.02 per share in consideration of the valuation analysis as of December 3, 2020, and other objective and subjective factors as appropriate, including appropriate, including, without limitation the extreme volatility in the stock markets, and in the biotechnology and healthcare sectors in particular, due to the continued impact of the COVID-19 pandemic generally; and the results of the single ascending dose portion of the Company’s Phase 1 clinical trial of its lead product candidate, EDG-5506, including dose limiting adverse events (somnolence) observed at the 135 mg level. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 3, 2020 valuation date and December 16, 2020, February 3, 2021 and February 4, 2021 grant dates that were not already reflected in the December 3, 2020 valuation.

The Company has not granted any other equity awards since February 4, 2021 and does not expect to make any additional grants before the effective date of the Registration Statement.

Comparison of the February 4, 2021 Grant Price and the Midpoint Price

As is typical in an IPO, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range, including the Midpoint Price, were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for clinical-stage biotechnology companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

•	an assumption that there would be a receptive public trading market for preclinical-stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the February 4, 2021 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•	Favorable feedback from potential investors following the “testing the waters” meetings that occurred in late February (including favorable feedback regarding the potential of the Company’s platform, and lead product candidate, EDG-5506’s, value proposition relative to competitors’ leading therapies under development), which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the IPO, despite the Company’s early stage status, not having completed any clinical trials to date, and current status of the Company’s product candidates and programs.

•	A decision by the Company’s independent data monitoring committee to allow the Company to proceed with the multiple ascending dose portion of the Phase 1 clinical trial with their lead product candidate, EDG-5506, after reaching the maximum tolerated dose in the Company’s single ascending dose portion of the Phase 1 clinical trial,.

•	The improved position of the Company’s lead product candidate, EDG-5506, as a potential treatment for DMD relative to competitors’ leading therapies under development, including as a result of a competitor’s recent announcement of disappointing results in its clinical trial of a gene replacement approach to treating DMD, given EDG-5506’s substantially differentiated and orthogonal mechanism of action which is independent of dystrophin.

•	Progress of the Company’s research programs, including the advancement of several molecules within the Company’s myosin and non-myosin programs closer to the candidate selection phase and subsequent IND-enabling studies.

•	Optimism in the capital markets related to the COVID-19 vaccine deployment efforts.

•	Less political uncertainty following the inauguration of the new U.S. president.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

•	The Board approving on February 26, 2021 the public filing of the Registration Statement, the advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on March 5, 2021.

•	Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•	The valuations of comparable companies that completed or launched IPOs in 2020 and 2021 to date as well as such companies’ performance following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

•	The methodology for determining the December 3, 2020 valuation price that supported the February 4, 2021 grant price incorporated IPO and non-IPO scenarios, not all of such scenarios allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•	The valuation report prepared by the Company’s third-party valuation specialist in determining the December 3, 2020 valuation price that supported the February 4, 2021 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

•	The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the February 4, 2021 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the Midpoint Price and the exercise price at which it most recently granted stock options (i.e., the February 4, 2021 grant price), the latest valuation (i.e., the December 3, 2020 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 8, 2021	BY EDGEWISE THERAPEUTICS, INC.: EWTX-002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Kevin Koch, Edgewise Therapeutics, Inc.
R. Michael Carruthers, Edgewise Therapeutics, Inc.
John Moore, Edgewise Therapeutics, Inc.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Richard Segal, Cooley LLP
Divakar Gupta, Cooley LLP
Ryan Sansom, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY EDGEWISE THERAPEUTICS, INC.